UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-50409

telent plc

(Exact name of registrant as specified in its charter)

New Century Park, PO Box 53, Coventry, CV3 1HJ, United Kingdom, +44-24-7656-3704

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares of 87.5 pence per share;
American Depositary Shares evidenced by American Depositary Share representing
2 ordinary shares, nominal value 25 pence per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☒	Rule 12h-3(b)(2)(i)	☒
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date: 223 US holders as determined by telent plc in accordance with the provisions of Rule 12g3-2(a) under the Securities Exchange Act of 1934, as amended

     Pursuant to the requirements of the Securities Exchange Act of 1934, telent plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 14, 2006	By:	/s/ Kevin D. Smith, Company Secretary, telent plc